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                                   EXHIBIT 6.


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                      RHONE-POULENC ACCELERATES THE PACE OF ITS
                                    TRANSFORMATION
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(Paris, June 26, 1997) RHONE-POULENC is studying two major potential initiatives to continue to strengthen its presence in life sciences, reinforce the improvement in the performance of its chemicals/fibers businesses and increase its strategic flexibility:

1. INCREASE RHONE-POULENC'S OWNERSHIP OF RHONE-POULENC RORER FROM 68.3% TO 100% through a business combination with Rhone-Poulenc Rorer, which would entitle the public minority shareholders of Rhone-Poulenc Rorer to receive $92 per share. Such business combination would be proposed after the expiration on July 31, 1997, of the standstill period under the Rorer acquisition agreement of March 12, 1990. It is estimated that the total cost associated with this transaction would amount to some FF 25 billion.

An increase in Rhone-Poulenc's equity of approximately FF 7 billion would be carried out to provide part of the financing of this possible transaction.

2. COMBINE THE CHEMICALS AND FIBERS AND POLYMERS BUSINESSES OF RHONE-POULENC TO CREATE A NEW COMPANY WHICH WOULD BE LISTED IN 1998, if market conditions permit. Rhone-Poulenc would retain substantial majority control of the new company, which would focus on specialty chemicals and services for industry.

Jean-Rene Fourtou, Chairman & Chief Executive of Rhone-Poulenc, said: <<These initiatives would mark a new and important step in the further development of Rhone-Poulenc into one of the leading innovation-driven groups worldwide in life sciences. The new specialty chemicals and services to industry company would be in a better position to accelerate its recovery and develop its position in growing markets. I am convinced that if we undertake these initiatives, we will enhance shareholder value for Rhone-Poulenc Rorer and Rhone-Poulenc>>.

THE STRATEGIC ADVANTAGES:

- Rhone-Poulenc, with Rhone-Poulenc Rorer and Pasteur Merieux Connaught, already ranks among the leading pharmaceuticals groups worldwide, and is one of the foremost groups in animal and plant

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-          health. Increasing Rhone-Poulenc's ownership in Rhone-Poulenc Rorer from 68.3% to 100% would reinforce its position in pharmaceuticals, and would increase its strategic flexibility to benefit from opportunities which may be advantageous for its future development.

- Combining the chemicals and fibers and polymers businesses into a new company would increase technological, industrial and commercial synergies. This new company would continue to refocus on the growing specialty chemicals and value-added services to industry businesses, which are less sensitive to economic cycles, thus increasing the pace of recovery in profitability. The listing of this company under its own name would reinforce its identity and enhance its opportunities to obtain financing for further development.

THE FINANCIAL IMPLICATIONS:

- The combination of Rhone-Poulenc Rorer and Rhone-Poulenc would lead to the Group having only one publicly-listed life sciences company. The separate listing of the new specialty chemicals and services to industry company should bring about a clearer differentiation between the two companies. This clarification should promote an improvement in Rhone-Poulenc's market valuation.

- The net debt-to-equity ratio would be brought down to 60% by the end of 1998 and to 50% by the end of 1999. The net debt incurred to increase Rhone-Poulenc's ownership of Rhone-Poulenc Rorer would be rapidly reduced by the improvement in operating cash flow, the increase in equity, the capital raised by listing the new company, and the divestiture of non-strategic assets.

- Rhone-Poulenc's objective remains to increase its earnings per share by 20% in 1997 and 1998, despite a slight dilution in the first two years and excluding exceptional items. Such items could include an impact on the 1997 financial results of a potential acceleration of the amortization of certain assets of the chemical/fibers businesses, linked to the refocusing operations under consideration.

- The Group expects to maintain the 1997 dividend per share at a level at least equal to 1996.

If Rhone-Poulenc's Board of Directors decides to proceed with all or some of these initiatives, appropriate corporate approvals will be requested and required procedures with employee representatives will be observed.

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Rhone-Poulenc, one of the leading groups worldwide in life sciences and specialty chemicals, contributes, through its innovations, to the improvement in health of men, animals and plants, as well as the quality and safety of products used in industry and daily life.
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